   EX-4 3 ex-43statementofpremiumpaid2.htm

The premium that has been paid under the Bond covers the period from October 31, 2021 to October 31, 2022, for an aggregate coverage amount of $250,000. The premium that has been paid for the period from October 31, 2021 to October 31, 2022.